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APR 26 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-01-2006 (MM/DD/YY) AND ENDING 02-28-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Capital Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Cleveland Street, 7th Floor
(No. and Street)

Clearwater, (City) Florida (State) 33755 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Springsteen, CEO 727-938-5933/877-654-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Asher & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

1845 Walnut Street, Suite 1300, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly A. Springsteen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Capital Securities Corp., as of February 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Kimberly A. Springsteen, CEO
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL SEAL
SHANNON E GIVLER
Notary Public
CHADDS FORD TWP, DELAWARE COUNTY
My Commission Expires Mar 7, 2011




SECTION
2007
209

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

COMMONWEALTH CAPITAL SECURITIES CORP.

FEBRUARY 28, 2007

Commonwealth Capital Securities Corp.

Contents

<u>Independent Auditors' Report</u>

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

We have audited the accompanying statement of financial condition of **Commonwealth Capital Securities Corp.** as of February 28, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Commonwealth Capital Securities Corp.** as of February 28, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher & Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

April 18, 2007

Commonwealth Capital Securities Corp.

Statement of Financial Condition

February 28,		2007
Assets		
Cash	$	95,052
Prepaid expenses		16,472
Total Assets	$	111,524
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable - Commonwealth Capital Corp.	$	78,478
Total Liabilities		78,478
Stockholder's equity		
Common stock, $1 par value		
Authorized 1,000 shares		
Issued and outstanding 50 shares		50
Additional paid-in capital		47,120
Accumulated (deficit)		(14,124)
Total Stockholder's Equity		33,046
Total Liabilities and Stockholder's Equity	$	111,524

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Operations

Year ended February 28,	2007
Revenues	
Commission	$ 2,844,800
Interest and other income	81
Total Revenues	2,844,881
Expenses	
Commissions	2,285,490
Compensation	537,222
Regulatory fees	23,198
Operating expenses	24,234
Total Expenses	2,870,144
Loss before benefit for income taxes	(25,263)
Benefit for income taxes	4,614
Net Loss	$ (20,649)

See accompanying notes to financial statements

Commonwealth Capital Securities Corp.

Statement of Changes in Stockholder's Equity

	Number of Shares		*Amount*		*Paid-In Capital*		*Retained Earnings*		*Total*
Balance, March 1, 2006	50	$	50	$	47,120	$	6,525	$	53,695
Net (loss)	—		—		—		(20,649)		(20,649)
Balance, February 28, 2007	**50**	**$**	**50**	**$**	**47,120**	**$**	**(14,124)**	**$**	**33,046**

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Cash Flows

Year ended February 28,		2007
Cash flows from operating activities		
Net loss	$	(20,649)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Prepaid expenses		(1,072)
Other receivables		6,976
Accounts payable		(310)
Accounts payable, Commonwealth Capital Corp.		57,627
Accounts payable affiliates		(10,880)
Accrued income taxes		(4,614)
Accrued expenses – brokers commissions		(8,240)
Net cash provided by operating activities		18,838
Net increase in cash		18,838
Cash at beginning of year		76,214
Cash at end of year	$	95,052

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization

Commonwealth Capital Securities Corp. (the "Company") is a wholly owned subsidiary of Commonwealth of Delaware, Inc., which is a wholly owned subsidiary of Commonwealth Capital Corp. (the "Parent").

The Company has registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 17 of the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company sells units of its affiliated partnerships through broker/dealer firms to their customers throughout the United States.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry amounts of, or for customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

Cash

The Company considers all highly liquid investments with a maturity of three months or less to be cash. Cash is invested in a money market fund, which invests in Treasury obligations. Cash, at February 28, 2007, was held in the custody of one financial institution. At times, the balances may exceed federally insured limits. The Company mitigates this risk by depositing funds with a major financial institution. The Company has not experienced any losses in such account, and believes that it is not exposed to any significant credit risk.

1. Organization and Significant Accounting Policies (continued)

Commission/Broker Expense

Selling commissions are 8% of the partners' contributed capital and dealer manager fees are 2% of the partners' contributed capital. These costs have been deducted in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*.

Recent Pronouncements

In June 2006 the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Specifically, the pronouncement prescribes a "more likely than not" recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December

15, 2006. The Company is currently evaluating the potential impact of FIN 48 on the financial statements.

In September 2006 the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company has not yet determined the impact, if any, the implementation of SFAS No. 157 may have on the financial statements of the Company.

2. Transactions with Related Parties

Commission Revenue and Brokerage Fee Expense

The Company recognizes commission revenue and brokerage fee expense on an accrual basis based on the trade date of the underlying customer transactions.

The Company earns commission revenue of approximately 10% on sales of limited partnership units. The commission revenue for the year ended February 28, 2007 is related to Commonwealth Income & Growth Private Fund II, and Commonwealth Income & Growth Private Fund III, affiliated partnerships.

2. Transactions with Related Parties (continued)

Expenses

The Parent reimburses the Company for certain expenses paid by the Company. For the year ended February 28, 2007, no amounts were reimbursed by the Parent to the Company. In addition, expenses incurred by the Parent in connection with the administration and operation of the Company may not be reimbursed directly to the Parent. The operating results or financial condition of the Company may have been significantly different had the companies been autonomous.

3. Regulatory Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15-to-1. At February 28, 2007, the Company's regulatory net capital, required regulatory net capital, and ratio of aggregate indebtedness to regulatory net capital were as follows:

Regulatory net capital	$	16,574
Required regulatory net capital	$	5,232
Ratio of aggregate indebtedness to regulatory net capital		4.7-to-1

4. Income Taxes

The Company is a member of a consolidated group for federal income tax purposes and files as a separate entity for state income tax purposes. Income taxes have been provided as though the Company were a taxpaying entity separate from the consolidated group of which it is a member.

SUPPLEMENTARY INFORMATION

Commonwealth Capital Securities Corp.

Computation of Net Capital under Rule 15c3-1

February 28,		2007
Net capital		
Total stockholder's equity from statement of financial condition	$	33,046
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		16,472
Total non-allowable assets		16,472
Regulatory net capital	$	16,574
Computation of Basic Regulatory Net Capital Requirement		
Minimum regulatory net capital required	$	5,232
Excess regulatory net capital	$	11,342
Computation of aggregate indebtedness		
Accounts payable - Commonwealth Capital Corp.	$	78,478
Aggregate indebtedness	$	78,478
Ratio of aggregate indebtedness to regulatory net capital		4.7-to-1

Commonwealth Capital Securities Corp.

Reconciliation of the Computation of Net Capital under Rule 15c3-1

February 28,		2007
Total Stockholder's equity according to Form X-17 A-5	$	28,432
Audit Adjustments		4,614
Total Stockholder's equity according to the audited financial statements	$	33,046

Reconciliation with Company's computation (included in part II of form X-17 A-5 as of February 28, 2007

Net capital, as reported in Company's Part II FOCUS Report (Unaudited)	$	11,960
Accrued liabilities		4,614
Net capital according to audited financial statements	$	16,574

Commonwealth Capital Securities Corp.

Reconciliation of the Computation of Net Capital under Rule 15c3-1

February 28, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

OTHER MATTERS

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

In planning and performing our audit of the financial statements of **Commonwealth Capital Securities Corp.** ("Company"), as of and for the year ended February 28, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of **Commonwealth Capital Securities Corp.** as of and for the year ended February 28, 2007, and this report does not affect our report thereon dated April 18, 2007. In preparing the Company's Focus Report, management did not record the tax effect of its operating results for the year ended February 28, 2007 in presenting its unaudited financial statements. In connection with the audit of the Company's financial statements for the year ended February 28, 2007, management recorded the tax effect of its operating results in preparing such financial statements. The adjustment, if not recorded, would have resulted in a material misstatement to the Company's financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at February 28, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

April 18, 2007

END